

**UNITED STATES**
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF**
**CORPORATION FINANCE**

February 24, 2022

Ori Gilboa
Chief Executive Officer
SaverOne 2014 Ltd.
Em Hamoshavot Rd. 94
Petah Tikvah, Israel

> **Re: SaverOne 2014 Ltd.**
> **Amendment No. 1 to Draft Registration Statement on Form F-1**
> **Submitted February 7, 2022**
> **CIK No. 0001894693**

Dear Mr. Gilboa:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Registration Statement on Form F-1

Risk Factors
Some of our products will be subject to automotive regulations due to the global quality requirements ..., page 18

1. We note your responses to prior comments 3 and 7 regarding your belief that your products and services would be compliant with U.S. and other laws and only your Generation 3.0 OEM products would require approvals or licensure regulations concerning the automotive industry. Given your solution is a new product that is not currently available in the United States or other markets outside of Israel, please add a risk factor that addresses the regulatory uncertainty of the sale and use of your products under current or future telecommunications and transportation laws.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 38

2.      We note your responses to prior comments 5 and 9 regarding your sales, recent trends, installations and orders.  You indicate that your Generation 1.0 units are sold on a flat fee basis, with pilot program participants receiving a 25% to 40% discount.  For your six months ended June 30, 2021, you generated NIS 201,000 (US$62,000) in revenue.  Please clarify how many installations occurred during this period to generate this amount of revenue and how many of these were discounted pilot program units.  Further, please clarify that your reference to 1,500 orders on page 51 includes both past installations and future orders and clarify how many of your future orders are discounted pilot program units.  We note that on page 51, you refer to 950 future orders as commercial orders.  This would appear to imply that all of your future orders are commercial orders, but there are refences to ongoing pilot program participants and units still to be installed throughout your business section.  Clarify if the pilot program is ongoing and discounted Generation 1.0 units are still being ordered and sold to the pilot program participants.

Business, page 47

3.      We note your response to prior comment 6 regarding the required consent of drivers to use your platform by downloading your mobile application.  Please clarify whether a driver may still have the ability to use or make calls from an unauthorized phone that does not have the mobile application while driving.  If so, please supplement your risk factor disclosure by discussing this potential workaround and how it may affect the perceived or real effectiveness of your solutions.  Additionally, provide risk factor disclosure related to the safeguards intended to allow the mobile device to function in times of emergency, and any risk that these safeguards will not work as intended.

Notes to the Financial Statements
Note 21 - Subsequent events, page F-48

4.      Your response to prior comment 17 indicates that you have revised your filings to disclose the date when the financial statements were authorized for issue and who gave that authorization. However, the amendment does not state who gave that authorization. Please revise.

Ori Gilboa
SaverOne 2014 Ltd.
February 24, 2022
Page 3

You may contact Amanda Kim, Senior Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters.  Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Joshua Shainess, Legal Branch Chief, at (202) 551-7951 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc:     David Huberman, Esq.